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                                                                    EXHIBIT 99.4

                              CNB BANCSHARES, INC.
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON OCTOBER 14, 1999

To the shareholders of CNB Bancshares, Inc.:

     We will hold a special meeting of shareholders of CNB Bancshares, Inc., an Indiana corporation, on October 14, 1999, local time, at the headquarters of CNB Bancshares, 20 N. W. Third Street, 15th Floor, Evansville, Indiana for the following purposes:

          1. To consider and vote upon a proposal to approve an Affiliation Agreement, dated as of June 16, 1999, by and between Fifth Third Bancorp, an Ohio corporation, and CNB Bancshares, and the transactions contemplated thereby, including the merger of CNB Bancshares with and into Fifth Third upon the terms and subject to the conditions set forth in the affiliation agreement, as more fully described in the enclosed Proxy Statement-Prospectus.

          2. To transact any other business as may properly be brought before the special meeting or any adjournments or postponements of the special meeting.

     We have fixed the close of business on August 20, 1999 as the record date for determining those shareholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Accordingly, only shareholders of record on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. If you wish to attend the meeting but your shares are held in the name of a broker, trust, bank or other nominee, please bring a proxy or letter from the broker, trustee or nominee with you to confirm your beneficial ownership of the shares.

                                          By Order of the Board of Directors,

                                          David L. Knapp
                                          Secretary